

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>

Jack Hightower
Chief Executive Officer
c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

> **Re:** **Pure Acquisition Corp.**
> **Schedule TO-T filed February 7, 2020**
> **Filed by HighPeak Energy Partners II, LP; HighPeak Energy Partners GP**
>   **II, LP; HighPeak Pure Acquisition, LLC; and Jack Hightower**
> **File No. 005-90824**

Dear Mr. Hightower:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>Exhibit (a)(1)(A), Offer to Purchase</u>

1. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to Rule 14d-10 and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement on page 4 indicating that tenders will not be accepted from holders of shares in a jurisdiction where the Offerors are prohibited from making a tender offer.

<u>Source and Amount of Funds, page 19</u>

2. On page 5 of the Offer to Purchase, you state that at any time you may substitute a letter of credit in lieu of cash to pay for tendered warrants. This disclosure is inconsistent with the disclosure here. Please clarify.

3. See our last comment above. To the extent that the offer becomes subject to financing, you must revise the Offer to Purchase to include the details of the terms required by Schedule TO. This change may also require an extension of the offer period and redissemination of revised offer materials. Please confirm your understanding in your response letter.

<u>Exhibit (a)(1)(B), Form of Letter of Transmittal</u>

4. In any future tender offers, revise the language on the cover page of the letter of transmittal to note that tendering security holders will have withdrawal rights afforded under Section 14(d)(5) of the Exchange Act to the extent the Offerors have not accepted tendered securities as of that date. We note that you have included such disclosure on page 14 of the Offer to Purchase.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Offerors are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions